1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 23, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock company incorporated in the People’s Republic of China)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 6TH MEETING

OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

The 6th meeting of the third session of the Board of the Company was held on 18 August 2006 in the Company’s headquarters. Several resolutions were passed by the Board of the Company, which are set out in this announcement. This announcement is made pursuant to the disclosure requirement under rule 13.09 of the Listing Rules.

The notice of the 6th meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 3 August 2006 by way of written notices or e-mails. The meeting was held on 18 August 2006 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the meeting and twelve directors present. Mr. Chen Guangshui, did not attend the meeting due to work commitments. The quorum and convening of the meeting together with the resolutions passed comply with the requirements of the laws and regulations including the PRC Company Law, and the articles of association of the Company (the “Articles”) and are legal and valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	Approved the 2006 interim report of the Company, and the 2006 interim results to be announced on 21 August 2006 in and outside the PRC.

The Company will not distribute profits and will not issue bonus shares through the capitalization of the capital reserve of the Company for the 2006 interim period.

2.	Approved the acquisition of 98% equity interest in YanKuang Shanxi Neng Hua Company Limited and to submit this matter for approval by independent shareholders at the second extraordinary general meeting of the Company in the year 2006.

As the subject matter of this resolution is a connected transaction, 5 connected Directors abstained from voting. The other 8 non-connected Directors (including independent non-executive Directors) voted for this resolution. The independent non-executive Directors also expressed their consents towards this resolution. (For details please refer an announcement relating to the Company’s connected transaction published on 21st August 2006)

3.	Approved the establishment of an Independent Board Committee comprising Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Independent Board Committee is established for the purpose of giving its independent opinion on whether the terms of the transactions relating to the acquisition of the 98% equity interest in YanKuang Shanxi Neng Hua Company Limited from Yankuang Group Corporation Limited are fair and reasonable and are in the interest of the Company and its shareholders as a whole.

4.	Approved “The proposal regarding the increase in the scope of business and the amendment to the articles of association of Yanzhou Coal Mining Company Limited” and to submit this proposal for approval at the second extraordinary general meeting of the Company in the year 2006.

Approved “production and sale of coal residual stones as construction material products” to be included in the scope of business of the Company.

Article 12 sub-paragraph 2 of the Company’s articles of association:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sale of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships.”

is proposed to be amended to:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sales of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships; production and sale of coal residual stones as construction material products”

5.	Approved “The proposal regarding to the holding of the second extraordinary general meeting of the Company in the year 2006.”

The Company will issue the notice of the extraordinary general meeting separately.

6.	Approved the cancellation of the provision of an amount of RMB70,179,928 as doubtful debts for the first half of the year 2006.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 18 August 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310